EXHIBIT 19.8
Below reflects a list of investments in principal subsidiaries and joint ventures of AngloGold as at December 31, 2003:
Shares held
Percentage held
Nature of
business
2003
2002
2003
2001
%
%
Direct investments
Advanced Mining Software Limited
C
40,000
40,000
100
100
AGRe Insurance Company Limtied
G
2
2
100
100
AngloGold American Investments Limited
(1)
B
1
1
100
100
AngloGold Geita Holdings Limited
(1
B
2,513
-
71.53
-
AngloGold Health Service (Pty) Limited
F
8
8
100
100
AngloGold Offshore Investments Limited
(1)
***
B
5,001,000
5,001,000
100
100
43,251*
43,251*
100
100
AngloGold Ventures (Pty) Limited
E
1
1
100
100
Eastvaal Gold Holdings Limited
B
454,464,000
454,464,000
100
100
iGolide (Pty) Limited
F
100
100
100
100
Masakhisane Investment Limited
B
100
100
100
100
Nuclear Fuels Corporation of SA (Pty) Limited
D
1,450,000
1,450,000
100
100
Nufcor International Limited
(9)
D
3,000,000
3,000,000
50
50
Rand Refinery Limited **
H
208,471
208,471
53.03
48.48
Southvaal Holdings Limited
B
26,000,000
26,000,000
100
100
Indirect investments
AngloGold (Colorado) Corporation
(5)
B
10,000
10,000
100
100
AngloGold (Nevada) Corporation
(5)
B
1,000
1,000
100
100
AngloGold Argentina Limited
(1)
B
1
1
100
100
AngloGold Argentina S.A.
(6)
B
1,331,093
1,331,093
100
100
AngloGold Australia Investment Holdings Limited
(1)
B
2,000
2,000
100
100
43,251*
43,251*
100
100
AngloGold Australia Limited
(8)
B
257,462,077
257,462,077
100
100
AngloGold Brasil Ltda
(7)
B
8,827,437,875
8,827,437,875
100
100
AngloGold Brazil Limited
(1)
B
1
1
100
100
AngloGold Finance Australia Holdings Limited
(10)
B
1,002
1,002
100
100
43,251*
43,251*
100
100
AngloGold Finance Australia Limited
(10)
B
1,002
1,002
100
100
43,251*
43,251*
100
100
AngloGold Geita Holdings Limited
(1)
B
1,000
1,000
28.47
100
AngloGold Investments Australasia Limited
(1)
B
2,000
2,000
100
100
43,251*
43,251*
100
100
AngloGold Investments Australia Pty Ltd
(8)
B
1
1
100
100
AngloGold Investments (Sadex) Limited
(1)
B
1,000`A'
1,000`A'
100
100
AngloGold Mining (West Africa) Limited
(2)
B
5,000
5,000
100
100
AngloGold Morila Holdings Limited
(1)
B
1,000
1,000
100
100
AngloGold Namibia (Pty) Ltd
(3)
B
10,000
10,000
100
100
AngloGold North America Inc.
(5)
B
7,902
7,902
100
100
AngloGold North American Holdings Limited
(1)
B
1
1
100
100
AngloGold South America Limited
(1
)
B
488,000
488,000
100
100
AngloGold South American Holdings Limited
(1)
B
1
1
100
100
AngloGold USA Incorporated
(5)
B
100
100
100
100
Cerro Vanguardia S.A.
(6)
A
13,875,000
13,875,000
92.50
46.25
Chellaston Limited
(1)
B
2
2
100
100
Cluff Resources Limited
(9)
B
46,819,281
46,819,281
50
50
Dysart International Limited
(1)
B
2
2
100
100
Erongo Holdings Limited
(1)
B
13,334`A'
13,334`A'
100
100
Mineracao Morro Velho Ltda
(7)
A
4,585,851,748
4,585,851,748
100
100
Mineracao Serra Grande S.A.
(7)
A
499,999,997
499,999,997
50
50
Quorum International Limited
(1)
B
2
2
100
100
Sadiola Exploration Limited
(1)
B
5,000`A'
5,000`A'
50
50
Joint ventures
Geita Gold Mining Limited
(11)
A
1
1
50
50
Societe des Mines de Morila S.A
. (4)
A
400
400
40
40
Societe d'Exploitation des Mines d'Or de Sadiola S.A.
(4)
A
38,000
38,000
38
38
Societe d'Exploitation des Mines d'Or de Yatela S.A.
(4)
A
400
400
40
40
BGM Management Company Pty Ltd
. (8)
A
3'B'
3'B'
33.33
33.33
Nature of business
All companies are incorporated in the Republic of South Africa except where otherwise indicated
A - Mining
1
Incorporated in the British Virgin Islands
7
Incorporated in Brazil
B - Investment holding
2
Incorporated in the Isle of Man
8
Incorporated in Australia
C - Software development
3
Incorporated in Namibia
9
Incorporated in the United Kingdom
D - Market agent
4
Incorporated in Mali
10
Incorporated in Malta
E - Marketing intermediary
5
Incorporated in the United States of America
11
Incorporated in Tanzania
F - Health care
6
Incorporated in Argentina
G - Short-term insurance and re-assurance H - Precious metal refining *
Indicates preference shares
**
Accounted for as an associate in 2002 as AngloGold did not govern the financial and operating policies of Rand Refinery Limited
There are no material losses in subsidiaries